Exhibit 1

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 20, 2005

        Following are the minutes of the Annual General Meeting (the “Meeting”) of the Shareholders of Elbit Vision Systems Ltd. (the “Company”) held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv, Israel on Monday November 20, 2006 at 11:30 A.M. (Israel time).

Number of shares present at the meeting (whether in person or by proxy): 16,682,486 constituting 56.5% of the voting power of the Company as of October 11, 2006 (the record date).

David Gal as the chairman of the board of directors was appointed chairman of the meeting.

The following resolutions were adopted:

1.     That the election of David Gal, Menashe Shohat, Nir Alon and Linda Harnevo to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The total number of shares voted in relation to this resolution was 14,485,188.

        14,481,765 votes were cast in favor of the resolution. This constitutes 99.98% of the total number of shares voted. 3,423 votes were cast against the resolution and none were cast as abstentions.

2.     That the appointment of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company for the year ending December 31, 2006 and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby approved.

The total number of shares voted in relation to this resolution was 14,481,765.

        14,481,765 votes were cast in favor of the resolution. This constitutes 100% of the total number of shares voted. No votes were cast against the resolution and none were cast as abstentions.

3.     To approve and ratify that certain consulting agreement between the Company and MA&AT, for the services of Mr. Nir Alon, in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting.

The total number of shares voted in relation to this resolution was 14,481,765.

        11,127,768 votes were cast in favor of the resolution. This constitutes 76.84% of the total number of shares voted. 706,442 votes were cast against the resolution and 2,647,575 were cast as abstentions.

        Mr. Nir Alon is a controlling shareholder of the Company as defined in the Israeli Companies Law-1999 (the “Law”). As such, the approval of the consulting agreement between the Company and MA&AT for the services of Mr. Nir Alon, constitutes a transaction in which a controlling shareholder has a “Personal Interest”. Section 275 of the Companies Law stipulates that the proposal must therefore conform to at least one of the following conditions:

(i) the majority must consist of one-third or more of the voting power of shareholders who do not have a “Personal Interest” and vote on the proposal (abstentions not included), OR

(ii) a majority of votes provided that the total number of votes cast against such proposal by voting shareholders who do not have a “Personal Interest” is less than one percent (1%) of the total voting rights of the Company.

        A “Personal Interest” of a shareholder, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

        The total number of shares voted in favor of this resolution by those declaring no Personal Interest was 2,688,576. The total number of shares voted against this resolution by those declaring no Personal Interest was 706,422.

        Pursuant to Section 275 of the Companies Law, the resolution was adopted as the majority consisted of more than one third of the voting power of shareholders who voted on the resolution and who declared no Personal Interest (79.19% of all shareholders voting on the resolution and who declared that they did not have a Personal Interest, voted in favor).

4.     To approve and ratify that certain registration rights agreement between the Company and Elbit Ltd., in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting.

The total number of shares voted in relation to this resolution was 14,542,745.

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        14,196,251 votes were cast in favor of the resolution. This constitutes 97.62% of the total number of shares voted. No votes were cast against the resolution and 346,494 were cast as abstentions.

        Elbit Ltd. is a controlling shareholder of the Company as defined in the Israeli Companies Law-1999 (the “Companies Law”). As such, the approval of the registration rights agreement between the Company and Elbit, constitutes a transaction with a controlling shareholder. Section 275 of the Companies Law stipulates that the proposal must therefore conform to at least one of the following conditions:

(i) the majority must consist of one-third or more of the voting power of shareholders who do not have a “Personal Interest” and vote on the proposal (abstentions not included), OR

(ii) a majority of votes provided that the total number of votes cast against such proposal by voting shareholders who do not have a “Personal Interest” is less than one percent (1%) of the total voting rights of the Company.

        A “Personal Interest” of a shareholder, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

        The total number of shares voted in favor of this resolution by those declaring no Personal Interest was 6,048,176. No shares voted against this resolution by those declaring no Personal Interest.

        Pursuant to Section 275 of the Companies Law, the resolution was adopted as the majority consisted of more than one third of the voting power of shareholders who voted on the resolution and who declared no Personal Interest (100% of all shareholders voting on the resolution and who declared that they did not have a Personal Interest, voted in favor).

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5.     To approve and ratify the payment of the following compensation to Ms. Linda Harnevo in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 18,280 (approximately $4,096), (ii) payment of NIS 1,220 (approximately $273) per meeting in which she personally participates, (iii) payment of NIS 732 (approximately $164) per meeting in which she participates by phone, (iv) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company, and (v) linking the above amounts to the Consumer Price Index in the same manner that the fees of the Company’s External Directors are linked to such index; payable retroactively from April 1, 2006, and (vi) options to purchase 30,000 ordinary shares of the Company exercisable at a price per share of $0.4, vesting quarterly, with the following vesting schedule: 4,286 ordinary shares vest on September 30, 2006, and 4,286 vest at the end of each fiscal quarter thereafter until March 31, 2008, when all options will be fully vested.

The total number of shares voted in relation to this resolution was 14,481,765.

        14,175,643 votes were cast in favor of the resolution. This constitutes 97.89% of the total number of shares voted. 306,122 votes were cast against the resolution and none were cast as abstentions.

6.     That the appointment of Mr. David Gal, as acting chief executive officer of the Company for a renewable period of up to 3 years, is hereby approved

The total number of shares voted in relation to this resolution was 13,452,516.

        13,452,516 votes were cast in favor of the resolution. This constitutes 100% of the total number of shares voted. No votes were cast against the resolution and none were cast as abstentions.

        Section 121 of the Companies Law stipulates that a proposal to approve a chairman of the board of directors to serve as such copmany’s chief executive officer, must conform to at least one of the following conditions:

(i) the majority must consist of two-thirds or more of the voting power of shareholders who are not “controlling shareholders” (as defined in the Companies Law) or their representatives, OR

(ii) a majority of votes provided that the total number of votes cast against such proposal by shareholders who are not “controlling shareholders”, is les than one percent (1%) of all the voting power in the Company.

        Pursuant to Section 121 of the Companies Law, the resolution was adopted as the majority consisted of more than two thirds of the voting power of shareholders who are not “controlling shareholders” (100% of all shareholders voting on the resolution and who are not “controlling shareholders”, voted in favor).

        The Company presented its Consolidated Balance Sheet at December 31, 2005 and the Consolidated Statement of Income for the year then ended.

        The meeting was adjourned.

/s/ Yaky Yanay —————————————— Yaky Yanay Company Secretary

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